FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F    ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes     ☐         No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ).

Enclosure:                                        Press release dated March 18th, 2004 announcing Transgene’s MVA-HPV-IL2 vaccine shows activity in Phase II clinical trial.

CONTACT:

Transgene	Cohn & Wolfe	Image 7
Patrick Squiban, MD	Michael Long	Estelle Guillot-Tantay /
Laurence Heilbronn
VP Medical & Regulatory Affairs	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93
+ 33 (0) 3 88 27 91 73		+ 33 (0) 1 53 70 74 64

TRANSGENE’S MVA-HPV-IL2 VACCINE SHOWS ACTIVITY IN PHASE II

CLINICAL TRIAL

Strasbourg, France, March 18, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) announced today encouraging results from the phase II clinical trial of its MVA-HPV-IL2 vaccine candidate in patients with human papilloma virus (HPV)-related disease.

“The data we collected from our phase II program points to a very interesting new approach to the treatment of HPV-related affections,” stated Jean-François Carmier, Chief Executive Officer of Transgene. “We believe in the potential of our product candidate as a therapeutic vaccine and we are extending its evaluation into both cervical dysplasia and the earlier stage of silent HPV infection.”

HPV is the most common sexually transmitted disease, infecting almost 300 million women worldwide. HPV type 16, one of the High-Risk HPV types (HR-HPV), is responsible for more than half of all cervical cancers. Most infected people spontaneously eliminate their viral infection within six to 12 months. Patients who do not eliminate their virus and develop long-lasting HR-HPV infection are at greatest risk of developing cervical cancer. Cervical cancer is the second leading cause of cancer-related mortality by cancer in women worldwide, causing about 470,000 deaths per year, 80% of which occur in under-developed countries. In countries where screening programs are in place, the risk of cancer is reduced because pre-cancerous, asymptomatic lesions such as High-Grade Cervical Intraepithelial Neoplasia (CIN2/3) are detected and then excised by a surgical procedure called conisation. The progression from silent, persistent HPV infection to CIN2/3 and then to cervical cancer takes several years.  Despite the fact that spontaneous regression is possible at each step, cervical cancer remains a serious health concern if all lesions are not detected and treated in a timely manner. This provides a strong rationale for developing a therapeutic vaccine to address pre-cancerous conditions from silent, persistent HPV infections to CIN2/3 lesions. Due to the wider use of HPV testing, an increasing number of women are being diagnosed with a HR-HPV infection, but no anti-viral treatment is currently available. It has been calculated that over one million women in Europe have long-lasting HPV infection that they could not spontaneously eliminate within 6 to 12 months, and are thus at a higher risk of suffering from high grade cervical dysplasia and later from cancer. An effective therapeutic vaccine that could prevent the occurrence of cervical dysplasia in this population is thus desirable. Compared to the use of mass prophylactic vaccination against HPV, this therapeutic vaccination would specifically target the patients who were not able to eliminate spontaneously their HPV infection.

A phase II clinical trial has been ongoing in France with MVA-HPV-IL2, which includes up to 28 women with CIN2/3. The patients are divided into two groups for the evaluation of two different doses (5.105 pfu and 5.107 pfu) administered sub-cutaneously. Patients are treated with MVA-HPV-IL2 on days 1, 8 and 15, with conisation performed at week 6. The trial’s primary objective is to demonstrate clinical and histological efficacy as measured by the elimination of the CIN lesions at six weeks.

The analysis performed on 27 evaluable patients confirms the excellent tolerance of the product candidate. In addition, partial clinical and/or histological responses, associated in some cases with viral clearance, were observed in five out of the 15 patients treated with the high dose, evidencing a dose-related effect. No indication of CIN regression was observed in the 12 patients treated with the low dose. These signs of early CIN regression at the high dose warrant further evaluation of the clinical activity of MVA-HPV-IL2 in a setting that can allow a prolonged period of observation before conisation. A new trial is being submitted to test the highest dose and postpone surgery for up to six months after administration.

Patrick Squiban, MD, Vice President, Regulatory and Medical Affairs, noted: “Our approach is consistent with the recommendations of prominent HPV and cancer researchers worldwide who have called for developing a therapeutic agent to prevent progression through the various stages of HPV-related disease.  We believe that conducting a trial focused on the highest dose of MVA-HPV-IL2 and delayed surgery is the right step toward achieving this goal.”

MVA-HPV-IL2 was simultaneously tested in 20 patients with vulvar intra-epithelial neoplasia (VIN3). Clinical results showed no significant difference in the patients treated with the vaccine compared to the controlled placebo group. In view of the dose-related effect seen in the CIN2/3 trial, these results were probably due to the low dose used (5.106 pfu) and the advanced stage of the disease of these patients.

About MVA-HPV-IL2

Transgene’s MVA-HPV-IL2 product candidate uses the MVA virus to carry and express two HPV antigens found in HPV 16, the E6 and E7 proteins. The new generation MVA vector is a highly attenuated poxvirus that combines the advantages of a strain extensively tested in humans as a smallpox vaccine with the ability to stimulate a strong immune response to antigens. The sequence coding for the cytokine interleukin 2 (IL-2) is included to help stimulate specific T cell responses.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

This press release contains forward-looking statements, including statements regarding the efficacy and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions, including Transgene’s expectations related to progress in the clinical trials and Transgene’s belief as to the potential of MVA-HPV-IL2 as a treatment for HPV-related diseases.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 18th, 2004	Transgene S.A.

		By:	/s/ Philippe PONCET
Philippe PONCET
Chief Financial Officer